North American Palladium Ltd.

North American Palladium Ltd.

Management’s Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to “NAP” or the “Company” or similar terms refer to North American Palladium Ltd. and its subsidiaries. “LDI” refers to Lac des Iles Mines Ltd., and “Cadiscor” refers to Cadiscor Resources Inc. On March 4, 2011, the name Cadiscor Resources Inc., was changed to NAP Quebec Mines Ltd.

The following is management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable readers of the Company’s consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the three and nine months ended September 30, 2011, compared to those of the respective periods in the prior year.  This MD&A has been prepared as of November 2, 2011 and is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the three and nine months ended September 30, 2011 (collectively, the “Financial Statements”).  Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information included in this MD&A constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Such statements include without limitation: any information as to our future exploration, financial or operating performance, including the Company’s forward looking production guidance, operating cost estimates, project timelines, the methods by which ore will be extracted, projected capital expenditures and other statements that express management's expectations or estimates of future performance.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company’s expectations, that the exchange rate between the Canadian dollar and the United States dollar will be approximately consistent with current levels, that there will be no significant disruptions affecting operations, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, that the Company’s current estimates of mineral reserves and resources are accurate and that there are no material delays in the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations, uncertainty of mineral reserves and resources, inherent risks associated with mining and processing, uncertainty of the ability of the Company to obtain financing, that the Lac des Iles and Sleeping Giant mines and may not perform as planned,  and that the Offset Zone, Vezza project and other properties may not be successfully developed. For more details on the factors, assumptions and risks see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms.  U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  In addition, U.S. investors are cautioned not to assume that any part or all of NAP’s mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parametres and methods used in calculating NAP’s mineral reserves and mineral resources, see NAP’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

North American Palladium Ltd. is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  As an established producer, the Company operates its two 100%-owned mines in Canada and has a pipeline of growth projects near its mine sites where both mills have excess capacity available for production growth.

Lac des Iles (“LDI”), the Company's flagship mine, is one of the world’s two primary palladium producers.  Located approximately 85 kilometres northwest of Thunder Bay, Ontario, LDI started producing palladium in 1993.  The Company is expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method.  The mine expansion is currently underway, with commercial production from the shaft at an increased mining rate targeted for the fourth quarter of 2012.  It is expected that this expansion will transform LDI into a long life, low cost producer of palladium.

NAP also owns and operates the Sleeping Giant gold mine located in the Abitibi region of Quebec, north of Val d’Or.    The Company is also currently advancing the Vezza gold project towards a production decision expected at the end of 2011.

The Company has a strong portfolio of development and exploration assets near the LDI and Sleeping Giant mines, and is engaged in a significant exploration program in 2011 aimed at increasing its reserves and resources.

With an experienced senior management team, a strong balance sheet of over $96 million in working capital (including $37 million in cash) as at September 30, 2011, and a recently completed $72 million term debt financing, NAP is well positioned to pursue its growth strategy.

NAP trades on the TSX under the symbol PDL and on the NYSE Amex under the symbol PAL.  The Company’s common shares are included in the S&P/TSX Composite Index.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

KEY HIGHLIGHTS

(expressed in thousands of dollars except cash cost and per share amounts)	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
FINANCIAL HIGHLIGHTS
Revenue
Revenue after pricing adjustments	$38,310	$38,451	$126,422	$67,596

Unit sales
Palladium (oz)	34,524	38,122	111,341	62,211
Gold (oz)	4,977	5,295	17,877	17,067
Platinum (oz)	2,278	2,013	6,570	3,100
Nickel (lb)	159,476	146,496	464,924	236,129
Copper (lb)	380,287	238,698	944,778	412,184

Earnings
Net income (loss)	$(2,816)	$2,804	$(7,757)	$(27,396)
Net income (loss) per share	$(0.02)	$0.02	$(0.05)	$(0.20)
Adjusted net income (loss)1	$(1,751)	$9,898	$3,039	$(3,696)
EBITDA 1	$1,727	$5,432	$7,475	$(16,366)
Adjusted EBITDA 1	$2,792	$12,526	$18,271	$7,334

Cash flow provided by (used in) operations
Cash flow provided by (used in) operations before changes in non-cash working capital	$3,061	6,092	$7,850	$(11,792)
Cash flow provided by (used in) operations before changes in non-cash working capital per share 1	$0.02	$0.04	$0.05	$(0.08)

Capital spending	$50,561	$14,589	$133,068	$29,222

OPERATING HIGHLIGHTS
Production
Palladium (oz)	34,871	34,420	112,503	62,259
Gold (oz)	4,747	5,287	16,287	15,505
Platinum (oz)	2,309	1,830	6,639	3,103
Nickel (lb)	164,126	131,154	472,606	236,297
Copper (lb)	390,800	214,853	960,385	412,464

Realized metal prices
Palladium	$769	-	$721	-
Gold	$1,597	$1,231	$1,479	$1,172

Cash costs 1
Palladium (US$)	$496	$219	$436	$253
Gold (US$)	$1,869	$1,660	$1,835	$1,527

FINANCIAL CONDITION
	As at September 30	As at December 31
(expressed in thousands of dollars)	2011	2010
Net working capital	$95,663	$169,559
Cash balance	$37,479	$75,159
Shareholders’ equity	$325,996	$290,450

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 32-34.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

EXECUTIVE SUMMARY

Financial Highlights
Revenue for the quarter ended September 30, 2011 was $38.3 million.  Net loss for the third quarter was $2.8 million or $0.02 per share and adjusted net loss1 for the quarter was $1.8 million.  NAP provided cash from operating activities of $3.1 million, before changes in non-cash working capital, or $0.02 per share.1  EBITDA1 was $1.7 million and adjusted EBITDA1 was $2.8 million.

Strong Balance Sheet
As at September 30, 2011, the Company had approximately $95.7 million in working capital, including $37.5 million cash on hand.  Subsequent to the quarter end, the Company closed a $72.0 million term debt financing which included the sale of senior secured notes by way of a private placement with Sprott Resource Lending Corp. as the lead investor.  The notes mature on October 4, 2014 (subject to a one year extension at the option of the Company) and bear interest at a rate of 9.25%.  With the debt financing completed, combined with the Company’s cash, operating line of credit, and cash flow from operations, NAP has the financial resources to accomplish its current mine expansion objectives.

Investment in Growth
For the quarter ended September 30, 2011, the Company invested $2.0 million in exploration activities ($1.8 million at its palladium operations and $0.2 million at its gold operations) and $50.6 million in development expenditures ($39.7 million at its palladium operations and $10.9 million at its gold operations).

LDI Mine Palladium Production
During a very active development period, LDI achieved steady results in the third quarter, producing 34,871 ounces of payable palladium (at an average palladium head grade at the mill of 3.46 grams per tonne), at a cash cost1 (net of byproduct credits) of US$496 per ounce.

LDI’s cash costs1 in the third quarter were higher than the Company’s 2011 annual forecast of US$450 per ounce due primarily to lower grades processed by the mill, and due in part to higher spending on contractor costs on surface to process stockpiles of oversized ore.  The cash costs1 were also adversely affected by the precipitous decline in September in the value of LDI’s provisionally priced by-product metals, which increased cash costs1 by approximately US$35 per ounce.

Third quarter production at the LDI mine included the blending of higher grade underground ore with lower grade surface stockpiles.  The decreased head grade during the third quarter resulted from processing more lower grade surface stockpiles than in past quarters.  For the nine months ended September 30, 2011, the milled head grade was 4.1 grams per tonne, which is in line with the Company’s guidance of 4.2 grams per tonne for 2011.  Quarterly variability in LDI’s production metrics is to be expected during the Company’s mine expansion transition phase, and reflects the planned mining sequence to mitigate logistical congestion between operations and the underground development activities.

LDI Mine Expansion Update
The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft to increase future production at lower cash costs1 per ounce.  During the third quarter, the Company made significant progress in advancing the critical aspects of the mine expansion and remains on schedule for commercial production from Phase I of the new production shaft in the fourth quarter of 2012 at an increased mining rate of 3,500 tonnes per day.  Phase II entails sinking the shaft deeper and further increasing the mining rate to 5,500 tonnes per day in the first quarter of 2015.  This is expected to increase production to over 250,000 ounces of palladium, at cash costs1 of approximately US$200 per ounce using current metal price assumptions.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 32-34.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Recent mine expansion development highlights include:

•	Completed an updated mine expansion plan that capitalizes on the significant growth of the Offset Zone and various scope changes to further enhance the expansion;
•	Surface construction activities continued to progress to a scheduled completion date at the end of the first quarter of 2012;
•	Completed the 2.4-metre diametre Phase I shaft pilot raise to surface;
•	Awarded the Phase I shaft sinking contract and began mobilization activities for a start to shaft sinking activities in the fourth quarter of 2011;
•	Completed over 50% of the 456-metre long primary ventilation raise;
•	Exceeded internal lateral development forecast by 20% year to date;
•	Advanced ramp development to just below the 4740 mine level, approximately 715 metres from surface; and
•	Began an engineering scoping study for the future underground backfill system.

In the nine month period ended September 30, 2011, $99.1 million was invested in the mine expansion (of which $38.5 million was spent during the third quarter).  Capital expenditures for mine expansion activities in 2011 are estimated at $175 million.

Sleeping Giant Mine Gold Production
During the third quarter, Sleeping Giant produced 2,976 ounces of gold (at an average head grade at the mill of 6.68 grams per tonne), at a cash cost1 of US$1,869 per ounce.  While development of higher grade zones at depth continues, mining was focused above the 975-metre elevation – mining the lower grade remnant reserves left behind by the previous operator.  As the Company completes the development work and refines its mining plan to reflect the labour-related challenges it faces, the goal is to reduce operating costs to achieve break-even cash flow for the balance of 2011.  Profitability from Sleeping Giant is expected to improve in 2012 when the Company will be mining from new deeper mine levels and continues to rationalize the overall cost structure.

In July, mining operations shut down for a two-week maintenance period to allow the development team to re-rope the hoist for the new shaft depth (1,275 metres).  During that period, the Company also implemented a new shift schedule and restructuring plan aimed at optimizing operations, which came into effect when the mining crews returned after the maintenance shutdown. Along with the shift schedule change, a detailed operational review was initiated through a third party consultant to look for operational improvements in productivity to reduce operating costs per tonne.  Despite mining in the remnant areas above the 975 level and at overall lower grade than initially expected, the operations have made some improvement in reducing the cost profile from the beginning of the year.

Sleeping Giant Mine Development Update
The Company also made progress during the quarter in the development work at depth which will be integral for improved profitability in 2012.  With the 200-metre mine shaft deepening and commissioning completed, underground development of the new mining levels is in progress. Accessing the higher grade zone extensions in 2012 will be integral to improving Sleeping Giant’s operating results next year.

Vezza Gold Project Development Update
During the quarter, the Company made good progress in the development work at its advanced-stage Vezza gold project which is currently being advanced through exploration and development towards a production decision at year-end.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 32-34.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Recent highlights include:

•	Advanced permitting (obtained Certificate of Authorization for 40,000-tonne bulk sample, and milling permit applied for and expected in the fourth quarter);
•
Secured contract with Promec Mining Inc., a local Val d’Or mining contractor, to provide the mining workforce at Vezza (total workforce including contractors is expected to be in the range of 150 people);

•	Progressed lateral development on levels 100, 200, 300, 450 and 550 and 650;
•	Completed excavation related to the ventilation raise and ore pass raise;
•	Completed 6,418 metres of underground diamond drilling in the third quarter (year to date, 6,258 metres were drilled from surface, and 12,285 metres from underground);
•	Completed an engineering study on the crown pillars and commenced the update of the Sleeping Giant mill tailings storage facilities expansion; and
•	Commenced studies on backfill requirements and initiated the design of a cement slurry plant.

The capital budget to advance Vezza to be production ready in 2012 is estimated at $34 million.  Management expects that the total spend will be reduced by estimated pre-production revenue of $9 million from the bulk sample.

Exploration Updates
During the third quarter, the 2011 drill program at LDI was increased from 52,000 metres to 78,000 metres.  Since the start of 2011 until September 14, 2011 (the date of the LDI exploration update press release), a total of 28,000 metres have been drilled from the underground and 40,000 metres from surface, for a total of 68,000 metres at LDI.

During the third quarter on September 14, 2011, the Company released the second tranche of drilling results from its 2011 exploration program at LDI.  Highlights included:

•	Positive infill drill results in the Offset Zone, including 26 metres at 6.0 grams per tonne palladium (“g/t Pd”) in the upper part of the zone;
•	Surface drilling on the Offset Zone intersected significant mineralization close to the deepest limit of the current resource wireframe, supporting further exploration potential; and
•	Exploration drilling following the possible extension of the upper north Roby Zone encountered palladium mineralization to be followed up with additional drilling.

As previously disclosed, NAP is investigating the upper north and south resource extensions of the Roby Zone, which have the potential to provide an additional source of production ore in 2012.  During the third quarter the Company completed its definition drilling program on the upper north Roby Zone extension (to allow development planning to begin for this area of the Roby Zone resource), and has recently completed the access development extension drift in the upper south Roby Zone resource to conduct definition drilling during the fourth quarter.

From the beginning of the year until July 12, 2011 (the date of the most recent gold exploration update press release), a total of 11,234 metres have been drilled at Vezza, and 24,477 metres at Sleeping Giant.  Highlights of the most recent update included:

•
Surface and underground drilling at Vezza advanced the project towards bulk sampling and confirmed the grades, continuity, and widths of the gold zones (which were similar or better than the last resource estimate dated December 31, 2010; and

•
Sleeping Giant’s gold zones continue to extend at depth below the proposed three new mine levels and announced the discovery of new zones in the lower part of the mine, along with a number of other significant gold intersections.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Outlook
Despite the recent volatility in the price of palladium arising from global macroeconomic concerns, the supply and demand fundamentals of palladium remain strong, and most forecasters continue to have a positive outlook.  A supporting factor behind the positive outlook for the metal’s future performance is the resilient industrial demand, increasing investment demand and constrained global supply.

For the balance of 2011, the Company plans to focus on:

•	Progressing the LDI mine expansion;
•	Progressing the development work at depth at Sleeping Giant;
•	Advancing the Vezza gold project towards a production decision by year-end; and
•	Continuing exploration programs aimed at increasing reserves and resources at LDI and in the gold division.

The Company expects to release detailed guidance for its 2012 production and cash costs1, capital expenditures, and exploration budget in January 2012.

Selected Quarterly Information
(expressed in thousands of dollars, except per share amounts)
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenue	$38,310	$38,451	$126,422	$67,596
Income (loss) from mining operations	2,534	11,389	15,973	(2,735)
Net income (loss)	(2,816)	2,804	(7,757)	(27,396)
Net income (loss) per share – Basic and diluted	(0.02)	0.02	(0.05)	(0.20)
Cash flow provided by (used in) operations prior to changes in non-cash working capital	3,061	6,092	7,850	(11,792)
Total assets	390,295	308,584	390,295	308,584
Obligations under finance leases	2,051	2,575	2,051	2,575

Metal Prices

Palladium Price (US$/ Troy oz)	Gold Price (US$/ Troy oz)

In 2008, the price of palladium declined significantly by 69% to US$183 per ounce prompting the Company to put the LDI mine on temporary care and maintenance.  As the price of palladium began to recover, the Company restarted the LDI mine in April 2010, ahead of schedule and under budget.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

During the third quarter of 2011, the palladium price averaged US$752 per ounce, ranging from a low of US$612 to a high of US$836 per ounce.  During the first part of the quarter, palladium benefited from positive automotive news and rising investment demand.  In September, palladium price came under heavy selling pressure as the global economic outlook appeared increasingly dim and as concerns of a new worldwide recession grew.  This led to ETF selling which further exacerbated the fall in price.  Amid global economic uncertainty in Europe and U.S., the price of palladium still showed strong support above US$550 per ounce level.  As of November 1, 2011, the price of palladium was US$637 per ounce.

Despite the recent volatility in the price of palladium arising from global macroeconomic concerns, the supply and demand fundamentals of palladium remain strong.   Most forecasters continue to have an optimistic outlook for the price of palladium.  A supporting factor behind the positive outlook for the metal’s future performance is the resilient industrial demand, increasing investment demand, and constrained global supply.

During the third quarter of 2011, the average price of gold was US$1,706 per ounce, with gold trading in a range of US$1,488 to US$1,900 per ounce.  The price of gold rallied during the first part of the quarter and reached an all time high of $1,920.  Worries over a slowing global economy and fear that the European debt crisis might drive sovereign defaults caused a significant retracement in the price of gold in September.  The price of gold was US$1,720 as of November 1, 2011.

At the end of the third quarter, the U.S. dollar rallied as investors sought out safe-haven assets like U.S. treasury bills.  The Canadian dollar closed at $0.96 cents to the U.S. dollar, compared to $1.04 at the end of the second quarter of 2011.   As of November 1, 2011, the Canadian dollar exchange rate was $1.02.

Realized Metal Prices and Exchange Rates
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Palladium – US$/oz1	$769	-	$721	-
Platinum – US$/oz	$1,773	-	$1,769	-
Gold – US$/oz	$1,597	$1,231	$1,479	$1,172
Nickel – US$/lb	$10.12	$9.35	$10.98	$9.35
Copper – US$/lb	$4.18	$3.23	$4.23	$3.23
Average exchange rate (Bank of Canada) – CDN$1 = US$	$1.02	$0.96	$1.02	$0.97
1	Includes adjustments for financial contracts.

Under LDI’s smelter agreement, metal prices are not finalized until three months after delivery to the smelter for base metals and six months for precious metals.  Prior to final pricing and settlement, LDI’s metals are provisionally priced at month end forward prices.  The Company enters into financial contracts to mitigate this provisional pricing exposure to rising or declining palladium prices for past production already delivered and sold to the smelters.  For further details, see the Financial Review section.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Spot Metal Prices* and Exchange Rates
For comparison purposes, the following table details recorded spot metal prices and exchange rates.

	Sep-30	Jun-30		Mar-31		Dec-31		Sep-30		Jun-30		Mar 31		Dec 31
	2011	2011		2011		2010		2010		2010		2010		2009
Palladium – US$/oz	$614		$761		$766		$791		$573		$446		$479		$393
Gold – US$/oz	$1,620		$1,506		$1,439		$1,410		$1,307		$1,244		$1,116		$1,104
Platinum – US$/oz	$1,511		$1,722		$1,773		$1,731		$1,662		$1,532		$1,649		$1,461
Nickel – US$/lb	$8.30		$10.48		$11.83		$11.32		$10.57		$8.78		$11.33		$8.38
Copper – US$/lb	$3.24		$4.22		$4.26		$4.38		$3.65		$2.95		$3.56		$3.33
Exchange rate (Bank of Canada) – CDN$1 = US$	$0.96	US$	1.04	US$	1.03	US$	1.01	US$	0.97	US$	0.94	US$	0.98	US$	0.96
* Based on the London Metal Exchange

FINANCIAL REVIEW

LDI Palladium Mine
Income from mining operations for the LDI palladium mine are summarized in the following table.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenue after pricing adjustments	$32,689	$33,394	$106,454	$49,462
Operating expenses
Production costs	$22,497	$13,700	$63,667	$29,834
Smelting, refining and freight costs	2,425	1,940	5,970	3,103
Royalty expense	1,106	1,439	4,131	2,184
Inventory pricing adjustment	-	(388)	-	-
Depreciation and amortization	2,693	677	7,042	3,874
Loss (gain) on disposal of equipment	(891)	84	(1,133)	105
Total operating expenses	$27,830	$17,452	$79,677	$39,100
Income (loss) from mining operations	$4,859	$15,942	$26,777	$10,362

Revenue – LDI Mine

Revenue is affected by sales volumes, commodity prices and currency exchange rates.  Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or designated shipping point.  On a substantial amount of sales, final pricing is not determined until the refined metal is sold by the smelter, which in the case of LDI base metals is three months and precious metals is six months after delivery to the smelter.  These final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment.  Similarly, a weakening in the Canadian dollar relative to the U.S. dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.  The Corporation enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production delivered to the smelter.  The total of these financial contracts represent 76,500 ounces of palladium as at September 30, 2011.  These contracts mature from October 2011 through March 2012 at an average price of $743 per ounce of palladium.  The amounts specified in the financial contracts substantially match final pricing settlement periods of palladium delivered to the customer under the smelter agreement.  The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.  The fair value of these contracts at September 30, 2011 was an asset of $7.5 million, included in accounts receivable (December 31, 2010 - $11.1 million liability).

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Sales volumes of LDI’s major commodities are set out in the table below.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Sales volumes
Palladium (oz)	34,524	38,122	111,341	62,211
Gold (oz)	1,736	1,553	4,726	2,525
Platinum (oz)	2,278	2,013	6,570	3,100
Nickel (lbs)	159,476	146,496	464,924	236,129
Copper (lbs)	380,287	238,698	944,778	412,184
Cobalt (lbs)	4,588	3,622	12,295	5,941
Silver (oz)	1,519	-	2,364	-

Revenue from metal sales from the LDI palladium mine are set out below.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenue before pricing adjustments	$34,417	$28,667	$110,735	$45,200
Pricing adjustments	(1,728)	4,727	(4,281)	4,262
Revenue after pricing adjustments	$32,689	$33,394	$106,454	$49,462
Revenue by metal
Palladium	$23,423	$24,989	$80,187	$36,568
Gold	3,568	2,141	7,903	3,425
Platinum	3,413	3,503	10,363	5,296
Nickel	1,085	1,984	4,385	2,524
Copper	1,101	701	3,345	1,524
Cobalt	68	61	186	106
Silver	31	15	85	19
	$32,689	$33,394	$106,454	$49,462

For the three months ended September 30, 2011, revenue before pricing adjustments was $34.4 million, compared to $28.7 million for the same comparative period last year, reflecting higher realized palladium prices in the current year, partially offset by fewer ounces of palladium sold.  For the nine months ended September 30, 2011, revenue before pricing adjustments was $110.7 million, compared to $45.2 million for the same comparative period last year.  Due to the recovery of metal prices, the Company recommenced operations in April 2010 after being on care and maintenance since October 2008.

Revenue after pricing adjustments from metal settlements for the three months ended September 30, 2011 was $32.7 million, reflecting a $3.0 million negative commodity price adjustment partially offset by a $1.3 million positive foreign exchange adjustment.  For the nine months ended September 30, 2011, revenue after pricing adjustments from metal settlements was $106.5 million, including a $6.7 million negative commodity price adjustment partially offset by a $2.4 million positive foreign exchange adjustment.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Operating Expenses – LDI Mine

For the three months ended September 30, 2011, operating expenses were $27.8 million compared to $17.5 million in the same period last year.  Operating expenses for the nine months ended September 30, 2011 were $79.7 million compared to $39.1 million in the same period last year.  The three and nine months ended September 30, 2010 included costs related to restarting the LDI mine and mill, which occurred in April 2010.  Cash costs1 per ounce of palladium sold, net of by product credits1, were US$496 for the three months ended September 30, 2011 (2010 – US$219) and US$436 for the nine months ended September 30, 2011 (2010 - US$253).  The increase in operating expenses in 2011 result from processing lower grade stockpiles blended with the higher grade underground ore.

Smelting, refining and freight costs for the three months ended September 30, 2011 were $2.4 million compared to $1.9 million in the same period last year and $6.0 million compared to $3.1 million for the nine months ended September 30, 2011 and 2010, respectively.  The increase over the prior year is due to the LDI mine and mill restart in April 2010 as well as increased production volume in the nine months ended September 30, 2011.

For the three months ended September 30, 2011, the royalty expense was $1.1 million compared to $1.4 million in the same period last year.  Royalty expense was $4.1 million for the nine months ended September 30, 2011 compared to $2.2 million for the same period last year.  Royalty expense was lower in the current year quarter as a result of lower sales volume in the current year.  Royalty expense was higher in the current year to date period as revenue increased in 2011 as well as the mine was restarted in April 2010.

Depreciation and amortization at the LDI mine for the three months ended September 30, 2011 was $2.7 million, compared to $0.7 million for the three months ended September 30, 2010.  For the nine months ended September 30, 2011, depreciation and amortization was $7.0 million compared to $3.9 million in the same period last year.  The increase over the prior year is due to the LDI mine and mill restart in April 2010.

During the second quarter, the Company was advised of its inclusion in the Ontario government’s Northern Industrial Electricity Rate (“NIER”) program to receive electricity price rebates of two cents per kilowatt hour.  The NIER program is a three-year initiative designed to help large industries in Northern Ontario improve energy efficiency and sustainability.  It is available to industrial facilities that consume greater than 50,000 megawatt hours of electricity per year.  The Company’s commitment to the preparation and implementation of comprehensive energy management plans qualified the Company to participate, which resulted in a rebate of $1.4 million for the three months ended September 30, 2011, representing a rebate for the period April 1, 2011 through September 30, 2011.  The rebate was treated as a reduction of third quarter operating expenses.  For the nine months ended September 30, 2011, a rebate of $3.3 million was received, including a retroactive rebate of $1.9 million for LDI’s electricity costs for the period of April 1, 2010 through March 31, 2011, reflected in the second quarter of 2011.  LDI will be entitled to receive additional quarterly rebates over the next two years if it continues to meet eligibility criteria, which the Company anticipates will be the case.

1	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 32-34.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Sleeping Giant Gold Mine
Income from mining operations for the Sleeping Giant gold mine is summarized in the following table.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenue	$5,621	$5,057	$19,968	$18,134
Operating expenses
Production costs	$6,431	$6,752	$24,471	$23,319
Smelting, refining and freight costs	7	13	37	44
Depreciation and amortization	1,464	2,815	6,126	7,784
Loss (gain) on disposal of equipment	-	2	-	(2)
Total operating expenses	$7,902	$9,582	$30,634	$31,145
Loss from mining operations	$(2,281)	$(4,525)	$(10,666)	$(13,011)

Revenue – Sleeping Giant Mine

Metal sales for the Sleeping Giant gold mine are recognized at the time the title is transferred to a third party.  Sales volumes are set out in the table below.

Revenue from metal sales from the Sleeping Giant gold mine is set out below.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenue	$5,621	$5,057	$19,968	$18,134
Revenue by metal
Gold	$5,122	$4,763	$19,123	$17,661
Silver	499	$294	845	$473
	$5,621	$5,057	$19,968	$18,134

For the three months ended September 30, 2011, revenue was $5.6 million, reflecting gold sales of 3,241 ounces with a realized price of US$1,596 per ounce, compared to $5.1 million in the prior year with gold sales of 3,742 ounces with a realized price of US$1,231 per ounce.  Revenue was $20.0 million for the nine months ended September 30, 2011, compared to $18.1 million in the prior year, reflecting gold sales of 13,151 ounces with a realized price of US$1,482 per ounce (2010 – 14,542 ounces at US$1,172 per ounce).

Operating Expenses – Sleeping Giant Mine

For the three months ended September 30, 2011, total production costs at the Sleeping Giant gold mine were $6.4 million as compared to $6.8 million in the same period in 2010 due to fewer ounces produced in the current year period.  Total production costs were $24.5 million for the nine months ended September 30, 2011, compared to $23.3 million in 2010.  Cash costs1 were US$1,869 per ounce for the quarter ended September 30, 2011, compared to US$1,660 per ounce for the three months ended September 30, 2010 and US$1,835 per ounce for the nine months ended September 30, 2011 compared to US$1,527 per ounce for the same period in the prior year due to higher labour costs.

Depreciation and amortization at the Sleeping Giant gold mine was $1.5 million for the three months ended September 30, 2011, compared to $2.8 million in the prior year due to fewer ounces produced in the current year period.  For the nine months ended September 30, 2011, depreciation and amortization was $6.1 million compared to $7.8 million in the prior year.

1	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 32-34.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

General and administration
The Company’s general and administration expenses for the three months ended September 30, 2011 were $2.9 million, compared to $2.5 million, an increase of $0.4 million.  For the nine months ended September 30, 2011, general and administration costs were $9.5 million compared to $7.8 million in the prior year, an increase of $1.7 million.  The increase is due to additional administration costs from increased activities at the LDI palladium mine and at the Corporate head quarters.

Exploration
Exploration expenditures for the three months ended September 30, 2011 were $2.0 million compared to $7.0 million in the prior year period and $11.9 million for the nine months ended September 30, 2011 compared to $17.6 million in the same period in the prior year.  The decrease reflects $1.9 million of exploration costs capitalized to the mine expansion for the three months ended September 30, 2011 ($8.3 million for the nine months ended September 30, 2010), compared to $1.1 million in the prior year quarter ($1.1 million for the nine months ended September 30, 2010).  Exploration expenditures are comprised as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Ontario exploration projects*	1,742	3,764	7,549	10,792
Sleeping Giant mine property	669	796	2,647	2,265
Other Quebec exploration projects**	737	2,448	2,925	4,537
Exploration tax credits	(1,192)	-	(1,192)	-
Total exploration expenditures	$1,956	$7,008	$11,929	$17,594

*	Ontario exploration projects are comprised of LDI exploration projects, including the Cowboy, Outlaw and Sheriff zones, West LDI, North VT Rim, and the Legris Lake option and Shebandowan.
**	Other Quebec exploration projects are comprised of the Vezza, Flordin, Discovery, Dormex, Montbray, Harricana, Cameron Shear, Laflamme, and Florence properties.

On February 18, 2011, the Company completed a flow-through share offering of 2,667,000 flow-through common shares.  The Company is required to spend gross proceeds of $22.0 million on Canadian exploration expenses prior to December 31, 2012.  For the three months ended September 30, 2011, $3.2 million was spent ($18.8 million for the nine months ended September 30, 2011.

Interest and other costs (income)
Interest and other income for the three months ended September 30, 2011 was $0.3 million compared to a nominal amount in the prior year.  The current year balance includes a gain on renouncement of flow-through expenditures of $0.5 million and $0.2 million of interest income.  For the nine months ended September 30, 2011, interest and other income was $1.7 million compared to $2.0 million in the prior year.  The current year balance includes a gain on renouncement of flow-through expenditures of $1.8 million and interest income of $0.8 million and the prior year balance consists primarily of interest income, partially offset by interest expense and accretion.  Interest and other income also include interest on capital leases, accretion expense, interest income and interest expense in the current and prior year period.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Income and Mining Tax Recovery (Expense)
The income and mining tax recovery (expense) for the three and nine months ended September 30, are provided in the table below.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
LDI palladium mine
Ontario transitional tax (debit) credit	$-	$-	$(2,387)	$280
Corporate minimum tax credit	-	-	-	75
Ontario resource allowance recovery	-	-	-	315
	$-	-	$(2,387)	$670
Sleeping Giant gold mine
Quebec mining duties (expense) recovery	$925	-	$833	$110
Quebec income tax recovery	-	-	107	26
Mining interests temporary difference expense	(1,555)	(456)	(2,219)	(273)
	$(630)	$(456)	$(1,279)	$(137)
Corporate and other
Expiration of warrants	-	-	$3	$542
Renunciation of exploration expenditures	-	1,322	-	(2,404)
	-	$1,322	$3	$(1,862)
	$(630)	$866	$(3,663)	$(1,329)

For the three months ended September 30, 2011, income and mining tax expense was $0.6 million compared to a $0.9 million recovery in the same period in 2010, primarily due to mining interest temporary differences in Quebec ($1.6 million), partially offset by Quebec mining duties recovery ($0.9 million) in the current year, as compared to renunciation of exploration expenditures ($1.3 million), partially offset by mining interest temporary differences in Quebec ($0.5 million) in the prior year period.  Income and mining tax expense for the nine months ended September 30, 2011 was $3.7 million compared to $1.3 million in the same period in the prior year.  In the current year, income and mining tax expense includes Ontario transitional tax debits ($2.4 million) and mining interest temporary differences ($2.2 million), partially offset by Quebec mining duties recovery ($0.8 million).  The prior year balance includes renunciation of exploration expenditures ($2.4 million), partially offset by the expiration of warrants ($0.5 million).

Net Income (loss)
For the three months ended September 30, 2011, the Company reported a net loss of $2.8 million or $0.02 per share compared to net income of $2.8 million or $0.02 per share in the prior year.  For the nine months ended September 30, 2011, net loss was $7.8 million or $0.05 per share compared to a net loss of $27.4 million or $0.20 per share in 2010.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Summary of Quarterly Results
(expressed in thousands of Canadian dollars except per share amounts)

	2011			2010			2009*
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$38,310	$51,398	$36,714	$39,502	$38,451	$21,215	$7,930	$1
Exploration expense	1,956	6,134	3,839	12,532	7,008	6,421	4,165	4,287
Cash provided by (used in) operations	15,883	4,121	24,647	(25,234)	(20,053)	(18,433)	(10,172)	(12,186)
Cash provided by (used in) operations prior to changes in non-cash working capital per share1	0.02	0.07	(0.04)	-	0.04	(0.04)	(0.11)	(0.11)
Capital expenditures	50,561	41,363	41,144	20,142	14,589	10,146	4,487	4,450
Net income (loss)	(2,816)	5,380	(10,321)	(260)	3,185	(11,560)	(14,624)	(14,361)
Net income (loss) per share – basic and diluted	$(0.02)	$0.03	$(0.06)	-	$0.02	$(0.08)	$(0.11)	$(0.11)

*	Certain prior period amounts, prepared under Canadian GAAP, have been reclassified to conform to the current period’s classification.
1	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 32-34.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Cash provided by (used in) operations prior to changes in non-cash working capital	$3,061	$6,092	$7,850	$(11,792)
Changes in non-cash working capital	12,822	(26,099)	36,801	(36,762)
Cash provided by (used in) operations	15,883	(20,007)	44,651	(48,554)
Cash provided by (used in) financing	67	(724)	49,434	92,700
Cash provided by (used in) investing	(49,710)	(14,185)	(131,765)	(28,787)
Increase (decrease) in cash and cash equivalents	$(33,760)	$(34,916)	$(37,680)	$15,359

Operating Activities

For the three months ended September 30, 2011, cash provided by operations prior to changes in non-cash working capital was $3.1 million, compared to cash provided by operations of $6.1 million in the prior year, a decrease of $3.0 million.  This decrease is due primarily to lower net income of $4.9 million (including $0.7 million increased depreciation and amortization) and an increase in gains on disposal of equipment ($1.0 million), partially offset by an increase of deferred income and mining tax expense ($2.4 million).  Cash provided by operations prior to changes in non-cash working capital was $7.9 million for the nine months ended September 30, 2011, compared to cash used in operations of $11.8 million in the prior year, an increase of $19.7 million.  This increase is primarily due to higher net income of $21.2 million (including $1.6 million increased depreciation and amortization) partially offset by lower deferred income and mining tax expense of $1.8 million.

For the three months ended September 30, 2011, changes in non-cash working capital resulted in a source of cash of $12.8 million compared to a use of cash of $26.1 million in the prior year.  The current quarter balance of $12.8 million is substantially due to a decrease in accounts receivable ($11.3 million), a decrease in inventories ($2.3 million) and an increase in accounts payable and accrued liabilities ($2.4 million), partially offset by an increase in other assets ($1.1 million) and a decrease in taxes payable ($2.0 million).  Changes in non-cash working capital for the nine months ended September 30, 2011 provided cash of $36.8 million compared to a use of cash of $36.8 million in the prior year.  The 2011 balance is primarily due to a decrease in other assets ($21.1 million) representing proceeds received from the exercise of warrants, a decrease in accounts receivable ($11.7 million) and a decrease in inventories ($7.1 million), partially offset by an increase in accounts payable and accrued liabilities ($3.3 million).

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

For the three months ended September 30, 2011, cash provided by operations was $15.9 million compared to cash used in operations of $20.0 million in the comparative period in 2010.  Cash provided by operations for the nine months ended September 30, 2011 was $44.7 million compared to cash used in operations of $48.6 million in the prior year period.

Financing Activities

For the three months ended September 30, 2011, financing activities provided cash of $0.1 million consisting of $0.5 million related to the issuance of common shares, partially offset by the scheduled repayment of capital leases of $0.4 million.  This compared to cash used in financing activities of $0.7 million in the corresponding period last year.  For the nine months ended September 30, 2011, financing activities provided cash of $49.4 million of which $19.8 million was related to the exercise of warrants.  This compared to cash provided by financing activities in the prior year of $92.7 million.  Net proceeds of $94.2 million were received from the April 2010 equity offering discussed below.

In October 2009, the Company completed an equity offering of 18.4 million units for net proceeds of $53.6 million.  Each unit consisted of one common share and one-half of one common share purchase warrant of the Company.  Each whole warrant (Series A warrants) entitled the holder to purchase an additional common share at a price of $4.25 per share, subject to adjustment, at any time prior to September 30, 2011.  Since the 20-day volume weighted average price of the common shares on the TSX was equal to or greater than C$5.75 per share (as per the acceleration event in the warrant indenture), on December 8, 2010 the Company announced the acceleration of the expiry of the Series A warrants to January 14, 2011.  During the first quarter of 2011, $21.3 million of proceeds were received from the exercise of 5,009,986 Series A warrants.  Total proceeds of $38.8 million were received from the exercise of Series A warrants and 67,938 Series A warrants were not exercised prior to expiry.

On April 28, 2010, the Company completed an equity offering of 20 million units at a price of $5.00 per unit for total net proceeds of $94.2 million (issue costs $5.8 million), which included the exercise of an over-allotment option in the amount of 2,600,000 units at a price of $5.00 per unit.  Each unit consists of one common share and one-half of one common share purchase warrant of the Company.  Each whole warrant (Series B warrants) entitled the holder to purchase an additional common share at a price of $6.50, subject to adjustment, at any time prior to October 28, 2011.  In the event that the 20-day volume weighted average price of the common shares on the TSX was greater than $7.50 per share, the Company had the option to accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants would have expired on the 30th day after the date on which such notice would have been given by the Company.  In 2010, 1,240,000 Series B warrants were exercised for total proceeds of $8.1 million.  No additional warrants were exercised in 2011.  Subsequent to the third quarter ended September 30, 2011, on October 28, 2011, the Series B warrants expired.

Investing Activities

For the three months ended September 30, 2011, investing activities required cash of $49.7 million, relating to additions to mining interests and proceeds on disposal of equipment of $0.9 million.  For the three months ended September 30, 2010, investing activities required cash of $14.2 million, relating to additions to mining interests.  Investing activities required cash of $131.8 million for the nine months ended September 30, 2011, compared to $28.8 million cash required by investing activities for the nine months ended September 30, 2011.  The majority of the additions to mining interests were attributable to LDI’s mine expansion project as well as the Sleeping Giant gold mine.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Additions to mining interests

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Palladium operations
Offset Zone development	$36,622	$3,979	$90,821	$9,951
Roby Zone development	82	1,443	149	2,425
Offset Zone exploration costs	1,893	1,127	8,260	1,127
Roby Zone exploration costs	-	639	45	639
Jaw crusher	-	90	-	1,132
Mill flotation redesign	-	2	-	798
Tailings management facility	391	227	584	524
Other equipment and betterments	685	805	4,004	1,545
	$39,673	$8,312	$103,863	$18,141
Gold operations
Vezza project	$8,333	$3,779	$20,941	$3,779
Sleeping Giant Shaft deepening	1,209	1,504	4,603	4,162
Sleeping Giant Mill expansion	805	-	1,639	-
Sleeping Giant Underground and deferred development	472	892	1,733	2,406
Other equipment and betterments	69	102	289	734
	$10,888	$6,277	$29,205	$11,081
	$50,561	$14,589	$133,068	$29,222

In addition to the mining interests acquired by cash reflected in the above table, the Company also acquired by means of finance leases, equipment in the amount $0.1 million for the three months ended September 30, 2011 and $1.0 million for the nine months ended September 30, 2011.

Capital Resources
As at September 30, 2011, the Company had cash and cash equivalents of $37.5 million compared to $75.2 million as at December 31, 2010.  The funds are invested in short term interest bearing deposits at a major Canadian chartered bank.

In July 2011, the Company increased its operating line of credit with the Bank of Nova Scotia from $30 million to $60 million.  The credit facility is secured by the Company's accounts receivables and inventory and may be used for working capital liquidity and general corporate purposes.  At September 30, 2011, the Company had $50.0 million available to be drawn from the credit facility and $10.0 million was utilized for letters of credit primarily for reclamation deposits.

During the quarter, the Company received an advanced payment under its smelter agreement for $11.3 million.

Subsequent to the third quarter end, on October 4, 2011, the Company sold $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million.  The notes which mature on October 4, 2014, were issued in $1,000 denominations and bear interest at a rate of 9.25% per year, payable semi-annually.  The Company also issued a palladium warrant with each note.  Each warrant entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce, anytime up to October 4, 2014.  If the palladium warrants are exercised, the Company has the option to pay the amount owing to the warrant holder in either cash or common shares priced at a 7% discount.  At the Company’s option, notes may be extended for one additional year.

The Company’s operating cash flow and capital resources provide the Company with the financial flexibility to advance its development projects.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Contractual Obligations

As at September 30, 2011	Payments Due by Period
(expressed in thousands of Canadian dollars)	Total	Less than 1 year	2-5 Years	>5 years
Capital lease obligations	$2,173	$1,448	$725	-
Operating leases	8,673	5,760	2,643	270
Purchase obligations	122,938	122,938	-	-
	$133,784	$130,146	$3,368	$270

In addition to the above, the Company also has asset retirement obligations at September 30, 2011 in the amount of $19.9 million that would become payable at the time of the closures of the LDI and Sleeping Giant mines.  Deposits established by the Company to offset these future outlays amount to $2.1 million.  In addition, the Company obtained a letter of credit of $8.5 million to offset these future outlays.  As a result, $9.3 million of funding is required prior to closure of the mines.

Related Party Transactions
There were no related party transactions for the quarter ended September 30, 2011.

OUTSTANDING SHARE DATA

As of November 1, 2011, there were 162,851,432 common shares of the Company outstanding.  In addition, there were options outstanding pursuant to the Amended and Restated 2010 Corporate Stock Option Plan entitling holders thereof to acquire 3,769,582 common shares of the Company at a weighted average exercise price of $4.47 per share.

REVIEW OF OPERATIONS

LDI Palladium Mine
The key operating results for the LDI palladium mine are set out in the following table.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Tonnes of ore milled	442,253	198,907	1,157,956	401,910
Production
Palladium (oz)	34,871	34,420	112,503	62,259
Gold (oz)	1,771	1,408	4,791	2,526
Platinum (oz)	2,309	1,830	6,639	3,103
Nickel (lbs)	164,126	131,154	472,606	236,297
Copper (lbs)	390,800	214,853	960,385	412,464
Palladium head grade (g/t)	3.46	7.05	4.07	6.41
Palladium recoveries (%)	76.38	82.10	79.74	80.90
Tonnes of ore mined	477,923	225,960	1,239,138	405,194
Total cost per tonne milled	$51	$69	$55	$59
Cash cost ($USD)1	$496	$218	$436	$253

The LDI mine consists of a previously mined open pit, an operating underground mine, and a mill with a design capacity of approximately 15,000 tonnes per day.  The primary deposits on the property are the Roby Zone and the Offset Zone, both disseminated magmatic palladium-platinum group metal (“PGM”) deposits.  The other identified underground mineralized zones include the Cowboy, Outlaw and Sheriff zones, which are not included in the Company’s current mine expansion plan due to insufficient drilling at this time.

1	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 32-34.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Third quarter production at the LDI mine included the blending of underground ore with lower-grade surface stockpiles.  During the three months ended September 30, 2011, 477,923 tonnes of ore was extracted from underground and from the surface stockpiles (2010 – 225,960 tonnes).  For the nine months ended September 30, 2011, 1,239,138 tonnes of ore was extracted (2010 – 405,194 tonnes).

Ore production from the Roby Zone at the LDI mine is operating at approximately 2,600 tonnes per day, seven days a week, on two 12-hour shifts per day.  The Company has a workforce of approximately 270 people at LDI and its collective agreement with the United Steelworkers is effective until May 31, 2012.

LDI Mill
For the three months ended September 30, 2011, the LDI mill processed 442,253 tonnes of ore at an average of 10,352 tonnes per operating day, producing 34,871 ounces of payable palladium at an average palladium head grade of 3.46 grams per tonne, with a palladium recovery of 76.4%, and mill availability of 99.0% (2010 – 198,907 tonnes processed, producing 34,420 ounces at an average grade of 7.05 grams per tonne).  LDI’s cash costs1, net of byproduct credits, were US$496 per ounce (2010 – US$219 per ounce, when production consisted of only higher-grade underground ore).  Production costs, per tonne of ore milled, were $51 for the quarter ended September 30, 2011.  The mill is operating on a batch basis, with a two-week operating and a two-week planned non-operating schedule.

For the nine months ended September 30, 2011, the LDI mill processed 1,157,956 tonnes of ore at an average of 9,891 tonnes per operating day, producing 112,503 ounces of payable palladium at an average palladium head grade of 4.07 grams per tonne, palladium recovery of 79.7% and mill availability of 97.3% (2010 – 401,910 tonnes processed, producing 62,259 ounces at an average grade of 6.41 grams per tonne).  LDI’s cash costs1, net of byproduct credits, were US$436 per ounce (2010 – US$253 per ounce, when production consisted of only higher-grade underground ore).

LDI’s cash costs1 in the third quarter were higher than the Company’s calendar year 2011 forecast of US$450 per ounce due primarily to lower grades processed by the mill, and due in part to higher spending on contractor costs on surface to process stockpiles of oversized ore.   The cash costs1 were also adversely affected by the precipitous decline in September in the value of LDI’s provisionally priced by-product metals, which increased costs by approximately $35 per ounce.

The average palladium head grade at the mill during the third quarter was 3.46 grams per tonne.  The decreased head grade during the third quarter resulted from processing more lower grade surface stockpiles than in past quarters.  For the nine months ended September 30, 2011, the milled head grade was 4.1 grams per tonne, which is in line with the Company’s guidance of 4.2 grams per tonne for 2011.

Quarterly variability in LDI’s production metrics is to be expected during the Company’s mine expansion transition phase, and reflects the planned mining sequence to mitigate logistical congestion between operations and the underground development activities.

LDI Mine Expansion Update
The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft to increase future production at lower cash costs1 per ounce.  During the third quarter, the Company made significant progress in advancing the critical aspects of the mine expansion and remains on schedule for commercial production from Phase I of the new production shaft in the fourth quarter of 2012 at an increased mining rate of 3,500 tonnes per day.  Phase II entails sinking the shaft deeper and further increasing the mining rate to 5,500 tonnes per day in the first quarter of 2015.  This is expected to increase production to over 250,000 ounces of palladium, at cash costs1 of approximately US$200 per ounce using current metal price assumptions.

1	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 32-34.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Recent mine expansion development highlights include:

•	Completed an updated mine expansion plan that capitalizes on the significant growth of the Offset Zone and various scope changes to further enhance the expansion;
•	Surface construction activities continued to progress to a scheduled completion date at the end of Q1, 2012;
•	Completed the 2.4-metre diametre Phase I shaft pilot raise to surface;
•	Awarded the Phase I shaft sinking contract and began mobilization activities for start to shaft sinking activities in the fourth quarter of 2011;
•	Completed over 50% of the 456-metre long primary ventilation raise;
•	Exceeded internal lateral development forecast by 20% year to date;
•	Advanced ramp development to just below the 4740 mine level, approximately 715 metres from surface; and
•	Began an engineering scoping study for the future underground backfill system.

In the nine month period ended September 30, 2011, $99.1 million was invested in the mine expansion (of which $38.5 million was spent during the third quarter).  Capital expenditures for 2011 are estimated at $175 million.

Sleeping Giant Gold Mine
The key operating results for the Sleeping Giant gold mine are set out in the following table.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Tonnes of ore milled	14,322	21,645	57,661	71,546
Production
Gold (oz)	2,976	3,879	11,496	12,979
Gold head grade (g/t)	6.68	5.84	6.43	5.54
Gold recoveries (%)	96.74	95.50	96.35	95.40
Tonnes of ore hoisted	14,322	22,494	57,208	73,076
Total cost per tonne milled	$449	$312	$424	$326
Cash cost ($USD)1	$1,869	$1,660	$1,835	$1,527

The Sleeping Giant gold mine consists of a narrow vein underground mine and a mill with a capacity of 900 tonnes per operating day that can be easily expanded.  For the three months ended September 30, 2011, 14,322 tonnes of ore were hoisted from the underground mine with an average gold grade of 6.68 grams per tonne (2010 – 22,494 tonnes hoisted with average grade of 5.84 grams per tonne).  For the nine months ended September 30, 2011, 57,208 tonnes of ore were hoisted with an average gold grade of 6.43 grams per tonne (2010 – 73,076 tonnes hoisted with average grade of 5.54 grams per tonne).

While development of higher grade zones at depth continues, mining was focused above the 975-metre elevation – mining the lower grade remnant reserves left behind by the previous operator.  As the Company completes the development work and refines its mining plan to reflect the labour-related challenges it faces, the goal is to reduce operating costs to achieve break-even cash flow for the balance of 2011.  Profitability from Sleeping Giant is expected to improve in 2012 when the Company will be mining from new deeper mine levels and continues to rationalize the overall cost structure.

1	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 32-34.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

In July, mining operations shut down for a two-week maintenance period to allow the development team to re-rope the hoist for the new shaft depth (1,275 metres).  During that period, the Company also implemented a new shift schedule and restructuring plan aimed at optimizing operations, which came into effect when the mining crews returned after the maintenance shutdown. Along with the shift schedule change, a detailed operational review was initiated through a third party consultant to look for operational improvements in productivity to reduce operating costs per tonne.  Despite mining in the remnant areas above the 975 level and at overall lower grade than initially expected, the operations have made some improvements in reducing the cost profile from the beginning of the year.

The Company made good progress during the quarter in the development work at depth which will be integral for improved profitability in 2012.  With the 200-metre mine shaft deepening and commissioning completed, underground development of the new mining levels is in progress. Accessing the higher grade zone extensions in 2012 will be integral to improving Sleeping Giant’s operating results next year.

Sleeping Giant Mill
For the three months ended September 30, 2011, the mill processed 14,322 tonnes of ore, producing 2,976 ounces of gold at an average gold head grade of 6.68 grams per tonne, with a gold recovery of 96.7% and mill availability of 100.0% (2010 – 21,645 tonnes processed, producing 3,879 ounces at an average grade of 5.84 grams per tonne).  For the nine months ended September 30, 2011, 57,661 tonnes of ore were processed, producing 11,496 ounces of gold at an average gold head grade of 6.43 grams per tonne, gold recovery of 96.4% and mill availability of 98.5% (2010 – 71,546 tonnes processed, producing 12,979 ounces at an average grade of 5.54 grams per tonne).

Sleeping Giant’s cash costs1 were US$1,869 per ounce for the three months ended September 30, 2011 and US$1,835 per ounce for the nine months ended September 30, 2011, compared to US$1,660 per ounce and US$1,527 per ounce for the three and nine months ended September 30, 2010, respectively.  Production costs per tonne of ore milled were $449 for the three months ended September 30, 2011 (2010 - $312 per tonne) and $424 per tonne of ore milled for the nine months ended September 30, 2011 (2010 - $326 per tonne).

At September 30, 2011, the mill contained approximately 1,656 ounces of gold that was included in inventory and valued at net realizable value, as it had not been sold by the end of the period.

The Sleeping Giant mill has a rated capacity of 900 tonnes per day and was operating at approximately 715 tonnes per operating day, for the three months ended September 30, 2011 and 789 tonnes per operating day for the nine months ended September 30, 2011.

The expansion of Sleeping Giant’s mill to either 1,250 or 1,750 tonnes per day has been deferred to 2012 to give the Company the flexibility to do a one-step increase depending on the Company’s other gold projects development timelines.  In 2011, the Company will spend approximately $2.0 million on the expansion, which includes the detailed engineering work, the geotechnical tests, building and foundation designs, receiving the required construction permits, materials procurement, and refurbishing the rod mill and jaw crusher.

EXPLORATION UPDATE
NAP’s future growth will come from its significant exploration upside and through the continued exploration and development of the Company’s projects.  With permits, mine infrastructure and excess capacity at both of its mills, NAP can move from exploration success to production on an accelerated timeline.

LDI Mine & Property
Exploration is central to LDI’s future and will represent an important part of future growth for the mine and for the Company.  Situated in unique geology, LDI’s substantial +33,000-acre land package offers exploration upside that is further complimented by the underutilized, large 15,000-tonnes per day mill.  Beyond the mine site, most of the land has had minimal historic exploration.  The exploration success achieved during the past few years gives management great encouragement that there is strong potential to continue to grow the Company’s palladium reserve and resource base through exploration.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

The LDI mine consists of the following underground zones:

•	Roby Zone: currently being mined.
•
Offset Zone: discovered in 2001, located below and approximately 250 metres south west of the Roby Zone.  The Offset Zone remains open in all directions and continues to expand through exploration.  LDI mine expansion is currently underway to access Offset Zone ore.

•
Cowboy Zone*: discovered in 2009 during infill drilling of the Offset Zone, located 30 to 60 metres to the west of the Offset Zone.  This new discovery has the potential to extend LDI’s mine life and could potentially impact the economics of the mine.

•	Outlaw Zone*: discovered in 2009, located to the west of the Offset Zone and the Cowboy Zone. Further drilling is required to explore the vertical and lateral limit of this mineralization.
•	Sheriff Zone*: discovered in 2010, located approximately 100 metres south east of the Offset Zone.

The current LDI mine plan does not include the three nearby underground zones: Cowboy, Outlaw and Sheriff.

*	The disclosure regarding these mineralized areas is conceptual in nature and there has been insufficient exploration to define a mineral resource in any of these areas.

During the third quarter on September 14, 2011, the Company released the second tranche of drilling results from its 2011 exploration program.

Highlights included:

•	Positive infill drill results in the Offset Zone, including 26 metres at 6.0 grams per tonne palladium (“g/t Pd”) in the upper part of the zone;
•	Surface drilling on the Offset Zone intersected significant mineralization close to the deepest limit of the current resource wireframe, supporting further exploration potential; and
•	Exploration drilling following the possible extension of the upper north Roby Zone encountered palladium mineralization to be followed up with additional drilling.

During the third quarter, the 2011 drill program budget was increased from 52,000 metres to 78,000 metres.  The exploration program at LDI is aimed at expanding the size of the Offset Zone, increasing the knowledge of the Offset Zone mineralization to facilitate more efficient mine planning, and identifying potential surface deposits.  Since the start of 2011 until September 14, 2011 (the date of the palladium exploration update press release), a total of 28,000 metres (129 holes) have been drilled from the underground and 40,000 metres (53 holes) from surface, for a total of 68,000 metres (182 holes).  Due to logging and assaying delays, only approximately 70% of the assays were available at the time of the update.

As previously disclosed, NAP is investigating the upper north and south resource extensions of the Roby Zone, which have the potential to provide an additional source of production ore in 2012.  During the third quarter the Company completed its definition drilling program on the upper north Roby Zone extension (to allow development planning to begin for this area of the Roby Zone resource), and has recently completed the access development extension drift in the upper south Roby Zone resource to conduct definition drilling during the fourth quarter.

Legris Lake Property
The property Legris Lake is adjacent to the south east portion of the Company’s LDI property and is comprised of 15 claims and covering an area of approximately 4,297 hectares.  The property is underlain by mafic and ultramafic rocks and was optioned for its PGE potential.  The property is at a preliminary exploration stage, however its PGM potential and close proximity to the LDI mill presents an exciting exploration target.  In 2011, the Company plans to conduct 3,000 metres of drilling at this property.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Sleeping Giant Gold Mine & Property
The Company believes there is additional exploration potential at the Sleeping Giant mine as well as on the surrounding property, which is located approximately 80 kilometres north of Amos, Quebec, a major regional centre in the Abitibi District.

Since the beginning of 2011 until July 12, 2011 (the date of the most recent gold exploration update press release), 88 drill holes were completed at Sleeping Giant, totaling 24,477 metres.  The primary objective of the 2011 exploration program at Sleeping Giant is to define and extend zones within the current mine on the proposed three new mining levels at depth to allow future mine development planning.  Of the 88 holes that were drilled, 74 holes targeted the three new levels (between mine elevations 975 and 1,175) and 13 holes at depth below these levels.  The update indicated that Sleeping Giant’s gold zones continue to extend at depth below the proposed three new mine levels and announced the discovery of new zones in the lower part of the mine, along with a number of other significant gold intersections.

Vezza Gold Property
Vezza is an advanced-stage project located in the prolific Abitibi region in Quebec, approximately 85 kilometres by paved road from the Sleeping Giant mine, and approximately 25 kilometres to the south of the town of Matagami.  The deposit was historically subject to extensive surface and underground exploration (approximately 85,000 metres of drilling) and substantial underground development.  During 2011, the Company continues to advance Vezza through exploration and development towards a production decision by year-end.  Given the project’s quick ramp up potential, production could commence in the first quarter of 2012 in the range of 39,000 ounces of gold per year over a 9-year mine life.

The production projection for Vezza is based upon internal technical and scientific information and mineral resources that are considered too speculative geologically to have an economic consideration applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the production projection will be materialized.

From the beginning of the year until July 12, 2011 (the date of the gold exploration update press release), 36 surface holes were completed at Vezza (totaling 5,367 metres) and 61 holes from underground (totaling 5,867 metres) for a combined total of 11,234 metres in 97 holes.

Exploration drilling confirmed grades, continuity and widths of the gold zone, which are similar or better than the last resource estimate (dated December 31, 2010).  The widths and near vertical nature of the gold zone also confirmed that either alimak or long hole mining methods could be used at the Vezza mine.

Recent development highlights include:

•	Advanced permitting (obtained Certificate of Authorization for 40,000-tonne bulk sample, and milling permit applied for and expected in the fourth quarter);
•
Secured contract with Promec Mining Inc., a local Val d’Or mining contractor, to provide the mining workforce at Vezza (total workforce including contractors is expected to be in the range of 150 people);

•	Progressed lateral development on levels 100, 200, 300, 450 and 550 and 650;
•	Completed excavation related to the ventilation raise and ore pass raise;
•	Completed 6,418 metres of underground diamond drilling in the third quarter (year to date, 6,258 metres were drilled from surface, and 12,285 metres from underground);
•	Completed an engineering study on the crown pillars and commenced the update of the Sleeping Giant mill tailings storage facilities expansion; and
•	Commenced studies on backfill requirements and initiated the design of a cement slurry plant.

During the third quarter, $8.3 million was spent in development expenditures at Vezza and $20.9 million was spent year to date 2011.  The capital budget to advance Vezza to be ready for production in 2012 is estimated at $34 million.  Management expects that the total spend will be reduced by estimated pre-production revenue of $9 million from the bulk sample.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Flordin Property
The Flordin project is located approximately 30 kilometres north of the town of Lebel-sur-Quévillion, and approximately 70 kilometres away from the Sleeping Giant mill.  The Company conducted a significant drilling program in 2010, consisting of 212 holes totaling 25,720 metres, which revealed the presence of several parallel gold veins near surface.  The Company believes that the Flordin gold project has the potential to provide additional feed for the Sleeping Giant mill and is currently evaluating open pit or a combination of open pit and underground operation scenarios.

An updated estimate of mineral resources was released on July 12, 2011 and indicates an increase in the Measured and Indicated categories of the resource estimates due to increased density of drilling.  The updated resource estimate was based on 329 drill holes totaling 38,331 metres and a resource update including an additional 157 drill holes drilled will be included in a future update.  Measured and Indicated resources now total 2.8 million tonnes, containing 162,035 ounces of gold, and Inferred resources total 1.9 million tonnes, containing 97,651 ounces of gold.

The Company hired an independent consulting firm to conduct ore sorting tests on Flordin's mineralized zones and waste rocks to evaluate potential pre-concentration of ore before trucking it to the Sleeping Giant mill. Preliminary results indicate that pre-concentration can reject in the order of 50% low-grade rock in run-of-mine material, reducing transport costs and increasing head grade.  This technology could increase the mill feed head grade and offer significant cost savings with important implications for overall gold production costs in an eventual mining operation. A second phase of ore sorting test work involved two different sorting techniques to evaluate efficiency: optical and x-ray.  The x-ray technique, which proved to offer more advantages, is currently being considered by NAP.

In 2011, the Company is conducting a 4,500 metre drill program.

Discovery Property
Discovery is an advanced-stage gold exploration project located approximately 35 kilometres northwest of the town of Lebel-sur-Quévillon, and approximately 70 kilometres from the Sleeping Giant mine and mill.  The Discovery project is contiguous to the Flordin project.  A 2008 scoping study confirmed the project to be economically feasible and generate positive cash flow under certain assumptions, with potential to produce 44,000 ounces of gold per year for four years.  During 2011, the Company intends to update the scoping study with current costs and revised estimates of future gold prices.

Recent drilling was aimed at extending the 1200E zone, which was not considered in the 2008 Scoping Study, which considered the west gold zones only.  Drilling the eastern extension of the 1200E zone has revealed new gold zones at depth and followed known zones deeper, eastward and westward.  An updated estimate of resources will be prepared once all data has been received and integrated into a geological model, expected in the Company’s next annual mineral reserve and resource update targeted for early second quarter of 2012.

During the quarter the Company also received the Certificate of Authorization from the Quebec's Ministry of Sustainable Development, Environment and Parks to conduct underground exploration as planned in the 2008 Scoping Study.

In 2011, the Company plans to conduct 8,000 metres of drilling on the project, targeting the extension of the 1200E Zone, and to advance permitting.

Dormex Property
Dormex is an early-stage gold exploration project located adjacent to the Sleeping Giant mine and mill and is believed to have potential gold targets similar to Sleeping Giant. The 2010 exploration program was comprised of 4,206 metres of drilling and included a major reverse circulation drill program to better delineate overburden gold anomalies, as well as ground and airborne geophysics.  Following a large-scale IP survey conducted in late 2010, a series of promising targets were identified and the results from the 2010 program confirmed the presence of gold in the tills.

In 2011, the Company plans to conduct 2,400 metres of drilling, IP surveys and RC drilling.  The Company recently commenced surface drilling and geophysical anomalies to follow-up on gold anomalies discovered in the 2010 reverse circulation program, and to test new geophysical targets.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Cameron Shear and Florence Properties
Cameron Shear and Florence are early-stage gold exploration projects adjacent to the east of the Discovery gold deposit, and near the Flordin deposit.  Drilling on a number of geophysical targets has improved the Company’s understanding of the geology of these early-stage properties, although economic intersections have not yet been encountered at this juncture.

Laflamme Gold Property
Laflamme is an early-stage gold exploration project in the Abitibi region of Quebec, a joint venture with Midland Exploration Inc. The property is situated on favourable geology, following the trend from the Company’s Discovery project to the Sleeping Giant mine.  On July 31, 2011, the Company fulfilled the requirements to exercise the option to acquire a 50% interest in the project and has exercised this option.  The Company is the Operator of the joint venture and may acquire an additional 15% interest by completing a feasibility study.  In 2010 and 2011 to date, 12 drill holes totaling 4,353 metres were completed on the property.

On June 15, 2011, Midland Exploration Inc. (“Midland”) announced the discovery of a new mineralized zone with nickel, copper and platinum group elements.  Midland also recently announced that a helicopter-borne electromagnetic VTEM survey was recently completed, and that ground-based geophysical electromagnetic (TDEM) and induced polarization (IP) surveys are scheduled to begin shortly on the Laflamme Property.  In 2011, the Company plans to conduct 2,400 metres of drilling and ground geophysics.

Shebandowan Property
The Company holds a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an Option and Joint Venture Agreement with Vale Inco Limited (“Vale”).  The properties, known as the Shebandowan property, contain a series of nickel copper-PGM mineralized bodies.  The land package, which totals approximately 7,842 hectares, is located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company’s LDI mine.  Vale retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the property results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals.

In 2010, the Company and Vale conducted a large ground geophysical survey on the property.  Preliminary results support further exploration work on the property.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

a.	Use of estimates

The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.  Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows;
•	Depreciation and amortization charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change;
•	Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in the units of production basis of depreciation and amortization;
•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and
•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

b.	Impairment assessments of long-lived assets

The carrying amounts of the Company’s non-financial assets, other than investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  Impairment is assessed at the level of cash-generating units (“CGUs”).  An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or cash-generating unit is the greater of its “value in use” and its “fair value less costs to sell”.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

c.	Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium (LDI) and gold (NAP Quebec) to be produced based on the proven and probable reserves.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.  Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to value beyond proven and probable reserves (“VBPP”) and land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

d.	Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized net of royalties based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable is recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange, are reflected separately from initial revenues on the consolidated statements of operations and comprehensive loss.

Revenue from the sale of gold-silver doré bars from Sleeping Giant is recognized when the significant risks and rewards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

e.	Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at fair value.  Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time to reflect the unwinding of the discount.  The accretion charges are recognized as a finance cost in the Consolidated Statements of Operations and Comprehensive Income (Loss).  The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized.  If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

ACCOUNTING STANDARDS

Impact of International Financial Reporting Standards (“IFRS”)
Accounting Policies
During the conversion project, the Company compared and evaluated the impact of IFRS standards on its operations in comparison to those standards previously applied under Canadian GAAP.  The Company completed its final review of the applicability of IFRS 1 elections and adopted IFRS in the first quarter of 2011, the first filing under IFRS.

The following discussion outlines details of certain accounting policies the Company has applied which have been reflected in the Company’s IFRS consolidated opening balance sheet for the January 1, 2010 date of transition to IFRS and subsequent periods.  A detailed discussion of accounting policies applied under IFRS is included in Note 3 and the quantitative impact of adopting IFRS is further discussed in Note 19 of the condensed interim consolidated financial statements for September 30, 2011.

Functional Currency
Based upon the application of IAS 21 (The Effects of Changes in Foreign Exchange Rates), the Company has determined that the Canadian dollar appropriately represents both its functional and reporting currency for the purposes of reporting under IFRS. This methodology is consistent with Canadian GAAP applied previously and did not result in additional translation adjustments.

Mining Interests and Depreciation and Amortization
Although certain aspects of the standards under Canadian GAAP are converged with IFRS, differences still exist primarily with regards to the determination of impairment of assets under IAS 36.  Under IFRS, the Company is required to identify cash generating units (“CGU’s”) independently for each of its consolidated entities.  These CGU’s represent the smallest group of assets which are capable of generating cash independently from other assets held by the Company.

In determining whether impairment exists under Canadian GAAP, the Company performs a two-step approach that compares the net book value of assets to the undiscounted and discounted expected future cash flows from operations. Under IFRS, a one-step approach is used by which the determination of impairments require the comparison of the net book value of each of the CGU’s to the recoverable amount of the CGU. The recoverable amount is determined as the higher of the fair value of the expected future cash flows from that CGU, less costs to sell (“Fair Value Less Cost to Sell”) and the “Value in Use”.

Under Canadian GAAP, any impairment assessed is not reversed.  Under IFRS, impairments assessed must be reversed in subsequent periods should economic conditions recover.

In accordance with IFRS 1, the Company may elect to measure certain property, plant and equipment at the date of transition to IFRSs at fair value and deem that fair value to be the cost of those assets at that date. The fair value of property, plant and equipment may be based on a previous GAAP revaluation at, or before, the date of transition to IFRS.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Under Canadian GAAP, the carrying value of the mineral properties and fixed assets at LDI were previously impaired and were written down to fair value at December 31, 2008.  In addition, the Sleeping Giant mine was acquired in 2009 and was included on the books at fair value on the date of acquisition. The Company has elected to use the Canadian GAAP impaired and acquisition amounts as the deemed cost for the mineral properties and fixed assets for each mine respectively.  Therefore, no adjustment existed on transition to IFRS on January 1, 2010 as no further impairments were identified subsequent to the fair value dates for each property.

Financial Instruments
Although the allocation of fair values between the debt and equity components of compound financial instruments issued by the Company is performed differently under IAS 32, Financial Instruments Presentation, from the pro-rata method applied under Canadian GAAP, the measurement of the fair values of such instruments does not differ materially.

The Company has elected to apply the IFRS 1 exemption relating to compound financial instruments. Therefore, transition variances relating to debt instruments fully repaid prior to the January 1, 2010 transition date have not been recognized. As a result, only outstanding debt instruments and compound instruments denominated in foreign currencies would require retrospective restatement to comply with the standards within IAS 32 at the time of transition to IFRS on January 1, 2010.

The adoption of IAS 32 resulted in material reallocations of balances within the Company’s debt and equity accounts. The impact of the adoption of IAS 32 was limited primarily to the foreign-denominated convertible notes and related embedded derivatives issued by the Company in 2006.

Management is presently reviewing proposed amendments to IFRS standards relating to financial instruments which may further impact the adjustments required for conversion to IFRS. Therefore, the Company’s determination of the financial impact of the final transition adjustments may be impacted by future amendments to IFRS standards.

Share-Based Payment Transactions
Under Canadian GAAP, stock compensation expense can be calculated on a straight-line depreciation method over the respective vesting period for each stock option.  In accordance with IFRS 2, stock compensation expense is recognized on a graduated method over the vesting period and a provision is generally applied against the recognized expense based on the historical rate of non-vesting of options.

Under Canadian GAAP, the fair value assigned to the liability of outstanding RSU’s is the value of the Company’s share price at each reporting date.  Under IFRS, the fair value of the RSU liability at each reporting date is calculated by applying an option pricing model.  Management has utilized the Black-Scholes model to determine the option value contained in each RSU.

The Company’s election under IFRS 1 relating to share-based payments has restricted the adjustments relating to the measurement of such equity instruments to only those instruments granted after November 7, 2002 and which have not vested at the date of transition of January 1, 2010.

Mine Reclamation Obligations
The measurement of decommissioning liabilities and related balances included in the cost of property, plant and equipment in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets differs from that applied by the Company under Canadian GAAP.  An election by the Company under IFRS 1 has resulted in the initial measurement of these amounts as at January 1, 2010 with prospective application of IFRS standards subsequent to that date.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Flow-Through Shares
Under Canadian GAAP, the accounting treatment of flow-through shares is addressed by Emerging Issues Committee (“EIC”) 146, Flow-Through Shares. Under IFRS, IAS 12, Income Taxes, contains no specific guidance on the appropriate accounting for flow-through shares. Therefore, entities are required to apply judgment in developing an appropriate model accounting policy based on the principles of IFRS standards.

SIC Interpretation 25, Income Taxes – Changes in the Tax Status of an Entity or its Shareholders, provides some additional guidance in that it requires that the current and deferred tax consequences of a change in tax status shall be included in profit or loss for the period, unless those consequences relate to transactions and events that result in a direct credit to the recognized amount of equity. The portion of tax liabilities or assets related to such recognized equity amounts which is not included in profit or loss must be charged or credited directly to equity.

Under Canadian GAAP, proceeds received from the issue of flow-through shares are included in the value of the Company’s common share capital. The subsequent renunciation of tax deductions by the Company results in the recognition of a future tax liability and an equivalent charge is applied to reduce common share capital.

Under IFRS, on the date of issuance of the flow-through shares, the premium relating to the proceeds received in excess of the closing market price of the Company’s common shares is allocated to liabilities. As the tax attributes of the related expenditures are renounced to investors and deferred income tax expense and deferred income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the investors.  The premium liability is reduced pro-rata based on the percentage of flow-through expenditures renounced in comparison to renunciations required under the terms of the flow-through share agreement. The reduction to the premium liability in the period of renunciation is recognized through profit or loss as other income.

Where the Company has unused tax benefits on loss carry forwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided, the Company reduces its valuation allowance to offset the increase in deferred tax liabilities resulting in an offsetting recovery of deferred income taxes being recognized through profit or loss in the reporting period.

Revenue Recognition
Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized net of royalties based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. Revenue from the sale of gold-silver doré bars from Sleeping Giant is recognized when the significant risks and rewards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

Since each of the above methods of revenue recognition are supported by IAS 18, and the Company recognizes revenues separately for each of the metals contained in the concentrate and doré bars, management’s initial review of IAS 18 (Revenue) did not identify any significant issues which would require a material change to the Company’s existing revenue recognition policies at the IFRS transition date.

Income Taxes
Similar to Canadian GAAP, deferred tax assets and liabilities are recognized under IFRS based on temporary timing differences between the carrying value of assets and liabilities for accounting purposes and the respective value assigned to those assets and liabilities for tax purposes. As a result, the Company has recognized the corresponding increase or decrease in its reported deferred tax asset or liability balances at the January 1, 2010 IFRS transition date and subsequent reporting periods based on the resultant differences between the restated carrying value of assets and liabilities under IFRS and their associated tax bases.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

Internal Controls over Financial Reporting & Disclosure Controls and Procedures
Management has continually evaluated the impact of the adoption of IFRS on the reporting and disclosure processes of the Company. Throughout the conversion project, management has made those modifications to its data analysis, information systems, and reporting processes that were required to incorporate the collection of information necessary under IFRS.

As a result of the convergence of Canadian GAAP with IFRS standards, the Company has not presently incorporated any material changes to its ICFR or DC&P during the course of its conversion project. Most changes to the Company’s internal controls were already incorporated incrementally over time as a result of the Company’s adoption of the converged standards.

In conjunction with the analysis of the Company’s January 1, 2010 opening balances under IFRS, management has implemented changes to certain of its internal reports and data analysis to facilitate the appropriate collection of data for IFRS reporting purposes. The changes were implemented in parallel to existing reporting and appropriately reconciled to previously reported totals to ensure the completeness and accuracy of the revised reports and analyses. Since these changes represented only a component part of the reporting process, no material changes to the Company’s internal controls have been specifically required as a result of these modifications.

Business Activities
The conversion to IFRS may result in certain consequences which are dependent upon how certain business activities are approached, monitored, or concluded by the Company. Consideration of such issues as foreign currency, hedging activities, debt covenants, compensation arrangements, and risk management practices may be required.

Whereas foreign currency considerations, compensation arrangements, and risk management issues are addressed by the Company on a regular basis, at January 1, 2010, the Company did not have any outstanding debt, with the exception of certain capital leases, and no hedging activities or contracts existed. Management will continue to monitor the impact of IFRS upon its current and future business activities.

Information Systems
In order to facilitate the compilation of information required for IFRS reporting and disclosures, management has made appropriate modifications to its information gathering and analysis procedures. However, no material changes to the Company’s existing accounting systems or related internal controls have been required.  Those changes which have been implemented generally required minor changes to reports or data analysis to ensure that additional information required for disclosures under IFRS that were not currently collected under Canadian GAAP, were appropriately tracked for IFRS reporting purposes.

RISKS AND UNCERTAINTIES
The risks and uncertainties are discussed within the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

INTERNAL CONTROLS
Internal Control over Financial Reporting
There have been no changes in the Company’s internal controls over the financial reporting that occurred during the most recent period ended September 30, 2011 that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Additional disclosure regarding internal controls is provided within the discussion of the impact of IFRS earlier in this MD&A.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

OTHER INFORMATION
Additional information regarding the Company is included in the Company’s Annual Information Form and Annual Report on Form 40-F, which are filed with the SEC and the provincial securities regulatory authorities, respectively.  A copy of the Company’s Annual Information Form is posted on the SEDAR website at www.sedar.com.  A copy of the Annual Report or Form 40-F can be obtained from the SEC’s website at www.sec.gov.

NON-IFRS MEASURES
This MD&A refers to cash used in operating activities per share and cash cost1 per ounce which are not recognized measures under Canadian GAAP.  Such Non-IFRS financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company’s performance, assess performance in this way. Management believes that these measures better reflect the Company’s performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile these non-IFRS measures to the most directly comparable Canadian GAAP measures:

Reconciliation of Cash Used in Operations per Share*

	Three months ended September 30		Nine months ended September 30
(expressed in thousands of dollars except per share amounts)	2011	2010*	2011	2010*
Cash provided by (used in) operations prior to changes in non-cash working capital	$3,061	$6,092	$7,850	$(11,792)
Weighted average number of shares outstanding – basic	162,585,679	147,537,429	161,739,687	138,814,869
Cash provided by (used in) operations prior to changes in non-cash working capital per share	$0.02	$0.04	$0.05	$(0.08)

*	Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

Cash Costs

The Company reports cash costs on a sales basis.  Cash costs include mine site operating costs such as mining, processing, administration, and royalties, but is exclusive of depreciation, amortization, reclamation, capital and exploration costs.  Cash costs are reduced by any by-product revenue and is then divided by ounces sold to arrive at the by-product cash cost of sales. This measure, along with revenues, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

(a)	Reconciliation of Palladium Cash Cost per Ounce

(expressed in thousands of dollars except per ounce amounts)	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Production costs including overhead	$22,497	$13,700	$63,667	$23,831
Smelting, refining and freight costs	2,425	1,940	5,970	3,103
Royalty expense	1,106	1,439	4,131	2,184
Total operating expenses	26,028	17,079	73,768	29,118
Divided by ounces of palladium sold	34,524	38,122	111,341	62,211
Cash cost per ounce (CDN$)	$754	$448	$663	$468
Exchange rate (CDN$1 – US$)	1.02	0.96	1.02	0.97
Cash cost per ounce before by-product credits (US$)	$769	$430	$676	$454

Total operating expenses	26,028	17,079	73,768	29,118
Less by-product metal revenue	9,266	8,405	26,267	12,894
	$16,762	$8,674	$47,501	$16,224
Divided by ounces of palladium sold	34,524	38,122	111,341	62,211
Cash cost per ounce (CDN$)	$486	$228	$427	$261
Exchange rate (CDN$1 – US$)	1.02	0.96	1.02	0.97
Cash cost per ounce (US$), net of by-product credits	$496	$219	$436	$253

(b)	Reconciliation of Gold Cash Cost per Ounce

(expressed in thousands of dollars except per ounce amounts)	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Production costs including overhead	$6,431	$6,752	$24,471	$23,319
Refining and freight costs	7	13	37	44
Total operating expenses	6,438	6,765	24,508	23,363
Less by-product metal revenue	499	294	845	473
	$5,939	$6,471	$23,663	$22,890
Divided by ounces of gold sold	3,241	3,742	13,151	14,542
Cash cost per ounce (CDN$)	$1,832	$1,729	$1,799	$1,574
Exchange rate (CDN$1 – US$)	1.02	0.96	1.02	0.97
Cash cost per ounce (US$)	$1,869	$1,660	$1,835	$1,527

THIRD QUARTER REPORT 2011

North American Palladium Ltd.

(c)	Adjusted net income (loss)

Adjusted net income (loss) is a Non-IFRS financial measure, which excludes the following from net income (loss):

•	Exploration;
•	Mine startup costs;
•	Mine shutdown costs;
•	Asset impairment charges;
•	Loss (gain) on disposal of equipment; and
•	Insurance recoveries.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Net income (loss) and comprehensive income (loss) for the year	$(2,816)	$2,804	$(7,757)	$(27,396)
Exploration	1,956	7,008	11,929	17,594
Mine startup costs	-	-	-	6,003
(Gain) loss on disposal of equipment	(891)	86	(1,133)	103
Adjusted net income (loss)	$(1,751)	$9,898	$3,039	$(3,696)

(d)	Adjusted EBITDA

Adjusted EBITDA is a Non-IFRS financial measure, which excludes the following from net income (loss):

•	Income and mining tax expense (recovery);
•	Interest and other financing costs (income);
•	Depreciation and amortization;
•	Exploration;
•	Mine startup costs;
•	Mine shutdown costs;
•	Loss (gain) on disposal of equipment; and
•	Insurance recoveries.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate EBITDA differently.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Net income (loss) and comprehensive income (loss) for the year	$(2,816)	$2,804	$(7,757)	$(27,396)
Income and mining tax expense (recovery)	630	(866)	3,663	1,329
Interest and other financing income	(288)	(26)	(1,737)	(2,043)
Depreciation and amortization	4,201	3,520	13,306	11,744
EBITDA	1,727	5,432	7,475	(16,366)
Exploration	1,956	7,008	11,929	17,594
Mine startup costs	-	-	-	6,003
(Gain) loss on disposal of equipment	(891)	86	(1,133)	103
Adjusted EBITDA	$2,792	$12,526	$18,271	$7,334

THIRD QUARTER REPORT 2011